EXHIBIT 12.1

Smithfield Foods, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	April 28, 2002	April 27, 2003	May 2, 2004	May 1, 2005	April 30, 2006	39 weeks ended January 28, 2007
Earnings:
Income before income taxes	$311.8	$20.9	$253.9	$451.2	$271.3	$198.6
Interest expense	87.1	85.5	118.7	132.0	149.5	129.8
Interest factor of rentals	12.2	12.8	17.3	18.8	17.7	11.3
Amortization of debt costs	1.8	2.2	3.8	4.5	4.9	2.9

Earnings as Adjusted	$412.9	$121.4	$393.7	$606.5	$443.4	$342.6

Interest expense	$87.1	$85.5	$118.7	$132.0	$149.5	$129.8
Interest factor of rentals	10.8	12.8	17.3	18.8	17.7	11.3
Amortization of debt costs	1.8	2.2	3.8	4.5	4.9	2.9

Fixed Charges	$99.7	$100.5	$139.8	$155.3	$172.1	$144.0

Ratio of Earnings to Fixed Charges	4.1x	1.2x	2.8x	3.9x	2.6x	2.4x